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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                 Schedule 14D-1



                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934


                                  SUDBURY, INC.
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                            (Name of Subject Company)


                              I M ACQUISITION CORP.
                              INTERMET CORPORATION
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                                    (Bidder)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    864635206
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                      (CUSIP Number of Class of Securities)



                                Doretha Christoph
                            Vice President - Finance
                              Intermet Corporation
                         5445 Corporate Drive, Suite 200
                              Troy, Michigan 48098
                                 (810) 952-2500
                            -------------------------
              (Address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copy to:

                               Janet T. Geldzahler
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed on November 22, 1996 by I M Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Intermet Corporation, a Georgia corporation, with respect to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Sudbury, Inc., a Delaware corporation, for cash at $12.50 per Share net to the seller.

Item 10.  Additional Information.

         The response to Item 10(f) is supplemented as follows:

         Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, the Purchaser may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law.

Item 11.  Material to be filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

         (12) Press Release, dated December 9, 1996.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1996



                                    INTERMET CORPORATION


                                    By: /s/ Doretha Christoph
                                        ---------------------
                                        Doretha Christoph
                                        Vice President - Finance


                                    I M ACQUISITION CORP.


                                    By: /s/ James W. Rydel
                                        ------------------
                                        James W. Rydel
                                        President




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                                INDEX TO EXHIBITS



Exhibit No.       Description

   (12)           Press Release, dated December 9, 1996.

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